21001626

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SEC Mail Processing

APR 01 2021

Washington, DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70099 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01.01.2020 (MM/DD/YY) AND ENDING 12.31.2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: All Rise Trading LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W Jackson Blvd., Suite 300A

(No. and Street)

| Chicago | IL | 60604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Skweres 312.483.2147

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC

(Name – *if individual, state last, first, middle name*)

| 200 Jefferson Park Suite 400 | Whippany | NJ | 07981 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Denise Skweres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of All Rise Trading LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

OFFICIAL SEAL
GINA GARCIA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/12/22

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALL RISE TRADING, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2020

# ALL RISE TRADING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020



| | |
|---|---|
| **Report of Independent Registered Public Accounting Firm** | **1** |
| **Statement of Financial Condition** | **2** |
| **Notes to Financial Statements** | **3-6** |

withum
ADVISORY TAX AUDIT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
All Rise Trading LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of All Rise Trading LLC (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

March 30, 2021

# ALL RISE TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 62,055 |
| Due from broker | | 100,197 |
| Commissions receivable | | 127,729 |
| Other assets | | 15,128 |
| Total assets | **$** | **305,109** |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Liabilities:** | | |
| Accounts payable and accrued expenses | $ | 50,732 |
| Due to affiliate | | 28,858 |
| Total liabilities | | 79,590 |
| **Commitments and Contingencies (Notes 3)** | | |
| | | |
| **Members' Equity (Note 5)** | | |
| Members' equity | | 225,519 |
| Total members' equity | | 225,519 |
| Total liabilities and members' equity | **$** | **305,109** |

The accompanying notes are an integral part of these statements

# ALL RISE TRADING, LLC

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

## Note 1 - Nature of Business

All Rise Trading, LLC (The "Company") is a Delaware limited liability company formed in 2018 for the purpose of conducting business as a broker on the floor of the Chicago Board of Options Exchange. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"), Cboe Exchange, Inc. ("Cboe"), and Securities Investor Protection Corporation ("SIPC").

Freedom Holding Group LLC holds 75% ownership of the Company. The remaining 25% is held by Patrick McKeough.

The Company is under common control with Bay Crest Partners LLC, a related party which is 100% owned by Freedom Holding Group LLC.

## Note 2 - Summary of Significant Accounting Policies

### a) Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC") requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### b) Recent Accounting Pronouncements

Effective January 1st, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

#### Fees Receivable

Fees Receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

#### Allowance for Credit Losses

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining

the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31st, 2020.

c) Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

d) Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based on Company income, if applicable.

The Company will record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. At December 31st, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

e) Concentration of Credit Risk

The Company maintains cash in a bank account which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

## Note 3 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group or institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker

on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

## Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2020, the Company had Net Capital of $164,626 which was $119,626 in excess of its required net capital of $45,000. The Company's net capital ratio was .48.

## Note 5 - Related Party Transactions

The Company entered into an expense sharing agreement ("ESA") with Bay Crest Partners LLC, an affiliate of the company, to allocate a portion of certain overhead expenses on a proportionate basis. These expenses include costs such as: Health, Dental and Vision Insurances, Transit Benefits and Long-Term Disability. The ESA shall automatically renew for an additional one-year period until either party delivers written notice of termination to the other party. Any underpayment of this expense is recorded as a liability on the Company's books, while any overpayment is treated as a receivable. The overhead expenses paid to the affiliate for the period ending December 31, 2020 were $75,425 and are reflected in the various expense accounts of the Company. Under the ESA, as of December 31, 2020, the amount due to the affiliate for fees was $28,858.

For the year ended December 31, 2020, the Company received commission income from Bay Crest Partners LLC in the amount of $439,775, of which $13,076 remains outstanding.

## Note 6 – Concentrations of Credit Risk

On December 31, 2020, the Company had significant concentrations of credit risk which consisted of $65,013 in commissions receivable from Tullett Prebon Financial Services and $13,076 in commissions receivable from Bay Crest Partners LLC, a related party.

Two customers accounted for 52% of total revenue and 62% of Accounts Receivable as of December 31, 2020.

## Note 7 – Commitments and Contingencies

The company is the subject of regulatory inquiries that could result in the assessment of fines or other sanctions. The matters are ongoing and both the date of final resolution and amounts of any potential fines are unknown. Although management cannot predict the ultimate outcome with certainty, it believes that any fines or other sanctions imposed will not have a material adverse effect on the Company's financial statements.

## Note 8 – Exempt Provisions of Rule 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities on December 31, 2020.

## Note 9 - Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2020 and March 30th, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.